SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the three months of September 30, 2001

                            ICTS International N.V.
                  (Transition of registrant's name into English)

              Biesbosch  225,  1181  JC  1185  ZH  Amstelveen,  The  Netherlands
                 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F x Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______      No    X

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):82-_______]



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                                  CONDENSED CONSOLIDATED BALANCE SHEET
                                           (US $ in thousands)

                                                                           December 31,    September 30,
                                                                               2000            2001
                                                                         ---------------------------------
                                 ASSETS
CURRENT ASSETS:
     Cash and cash equivalents.....................................................$6,306.....    $15,751
     Short-term Investments.........................................................5,880.....      7,033
     Accounts receivable...........................................................30,331........  38,516
     Other current assets...........................................................6,335.........  8,860
                                                                         ---------------------------------
          Total current assets                                                     48,852          70,160
INVESTMENTS:
     Investment in affiliates.......................................................1,969.........  3,782
     Deferred income taxes..........................................................3,168.......    2,473
     Other investment and long term receivables.................................... 7,313          11,300
                                                                         ---------------------------------
                                                                                   12,450          17,555

MINORITY INTEREST.......................................................               63

PROPERTY AND EQUIPMENT:
     Cost...........................................................................6,046...........7,746
     Less- accumulated depreciation.................................................2,622.          5,291
                                                                         ---------------------------------
                                                                                    3,424           2,455
GOODWILL, net of accumulated amortization of $ 2,861 in 2001 and $ 3,091 in 2000...........................................................12,759......... 13,486
   OTHER ASSETS AND DEFERRED CHARGES................................                  227             337
                                                                         ---------------------------------
                                                                                   12,986          13,823
                                                                         ---------------------------------
          Total assets............................................................$77,775........$103,993
                                                                         =================================


                  LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Short-term bank debt..........................................................$3,237.......   $7,431
     Current maturities of long-term debt...........................................8,200             111
     Account payable-trade..........................................................3,123......     3,392
     Accrued expenses and other liabilities........................................21,065          28,422
                                                                         ---------------------------------
          Total current liabilities................................................35,625.......   39,356

DEFERRED TAXES .......................................................................283..             4
ACCRUED SEVERANCE PAY...........................................................    1,571           1,453
LONG-TERM DEBT, net of current maturities...................................       12,821          16,266
                                                                         ---------------------------------
          Total long-term liabilities..............................................14,675.....     17,723
                                                                         ---------------------------------

MINORITY INTEREST.......................................................                -           4,605

SHAREHOLDERS' EQUITY Share capital:
     Common shares, par value-NLG 1 per share,
        17,000,000 shares authorized; 6,604,813 and 6,571,480
        outstanding shares in 2001 and 2000 respectively.......................     3,565           3,579
     Additional paid-in capital....................................................19,102......    19,255
     Retained earnings.............................................................15,685..........31,417
     Cumulative translation adjustments                                            (9,102)        (10,035)
                                                                         ---------------------------------
                                                                                   29,250          44,216
     Treasury stock 341,513 and 322,611 common shares,
     at cost, in 2001 and 2000.................................................... (1,775)         (1,907)
                                                                         ---------------------------------
                                                                                   27,475          42,309
                                                                         ---------------------------------
          Total liabilities and shareholders' equity..............................$77,775         103,993
                                                                         =================================

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                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (US $ in thousands, except share and per share data)

                                                                 Three months     Three months     Nine months      Nine months
                                                                ended 30-Sep-00  ended 30-Sep-01   ended 30-Sep-00  ended 30-Sep-01
                                                                   ---------      ---------         ---------        ---------

Revenues...........................................................$38,388.............$52,361       $108,632      $143,192
Cost of revenues................................................ ...33,977..............47,300         95,960       128,756
                                                               -------------------------------------------------------------
Gross profit.........................................................4,411...............5,061.......  12,672        14,436
           Amortization of goodwill.............................. .....187...............  196            967           614
Selling, general and administrative expenses:
           Bonuses related to sale of European operations                -                 250             -          4,640
           Other                                                     2,986               2,857          8,783         9,618
                                                               ------------------------------------------------------------
Operating income ....................................................1,238...............1,758....      2,922          (436)
Interest income........................................................150.................292.....       534          1,199
Interest expense..................................................  ..(505)........... ...(627)....    (1,333)        (1,584)
Exchange rate differences..............................................805..............(2,838)         1,384          1,313
Other income (expense), net......................................... ...54.................(75)         6,319         33,536
                                                               ------------------------------------------------------------
Income before income taxes and equity in results of affiliates.......1,742              (1,490)         9,826         34,028
Income taxes .........................................................(745)............   (826)        (4,208)        (2,908)
                                                               ------------------------------------------------------------
Income before equity in results of affiliates..........................997............  (2,316)         5,618         31,120
Minority Interest..................................................... (36)               (630)          (108)        (1,437)
Equity in results of affiliates, net.................................   23................. 23            447             66
                                                               -------------------------------------------------------------
Net income.............................................................984..............(2,923).        5,957         29,749
                                                               ==========================================================
Other comprehensive income (loss):
   Translation adjustments..........................................(2,460)              2,784         (3,996)        (1,610)
   Unrealized losses on marketable securities........................ (704)                554         (3,010)           677
                                                               ---------------------------------------------------------
Other comprehensive income (loss)...................................(3,164)              3,338         (7,006)          (933)
                                                               -----------------------------------------------------------
Comprehensive income................................................(2,180)                415         (1,049)        28,816
                                                               ==========================================================
Earning per Common Share - basic                                      0.16               -0.47           0.95           4.77
                                                               ========================================================
Earning per Common Share - assuming dilution                          0.16               -0.46           0.95           4.71
                                                               =========================================================

Weighted average of common shares
      Outstanding................................................6,248,869...........6,263,300......6,248,425      6,241,078
      Diluted....................................................6,284,479...........6,339,671......6,275,399      6,317,449

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                               CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                             (US $ in thousands)

                                                                                         Nine months ended
                                                                                       30-Sep-00    30-Sep-01

CASH FLOWS FROM OPERATING ACTIVITIES
           Net income for the period........................................................$5,957.....$29,749...............
Adjustments to reconcile net income to net cash
              provided by operating activities:
           Depreciation and amortization .                                                   1,508       1,885
           Deferred income taxes..........................................................     290          83
           Increase in accrued severance pay...................................................187.........(93)........
           loss (Gain) on sale of equipment                                                    (21)         72
           Impairement of fixed assets                                                                     143
           Realized gain on marketable securities and interest and exchange rate income
             on short-term loans and other investments                                      (5,199)      1,242
           Realized gain on sale of (part of) subsidiaries                                             (35,583)
           Exchange rate on long term borrowing                                                634
           Minority Interest                                                                   108       1,437
           Equity in results of affiliates....................................................(447)........(66).................
Changes in assets and liabilities:
           Accounts receivable..............................................................(3,500).....(8,453)..................
           Other current assets.............................................................(1,107).....(2,633)..................
           Accounts payable....................................................................247.........321...................
           Accrued expenses and other liabilities............................................4,249.......7,625...................
                                                                                      -------------------------
Net cash provided by operating activities....................................................2,906......(4,271)..................
CASH FLOWS FROM INVESTING ACTIVITIES:
           Purchase of time deposits and marketable securities..............................(7,904).....(1,468)..................
           Proceeds from sale of short-term investments.....................................12,314.........400...................
           Other investments                                                                (3,688)     (2,078)
           Purchase of equipment..............................................................(836).....(1,205)..................
           Acquisition net of cash acquired (divestitures, net of cash sold) (a)               (68)
           Proceeds from sale of 45% of European operations, net                                        38,420
           Acquisition of 20%  of consolidated company                                                  (1,900)
           Collection on long-term  receivable................................................   8
           Proceeds from sale of equipment.....................................................152.........547............
           Increase in other assets.............................................................13........(111)...................
                                                                                      -------------------------
           Net cash provided by (used in) investing activities..................................(9).....32,605....
CASH FLOWS FROM FINANCING ACTIVITIES:
           Stock option excersice                                                               13         167
           Repurchases of common stock....................................................................(132)..................
           Dividends paid                                                                              (14,017)
           Proceeds from long-term borrowings................................................3,885......21,101.................
           Payments on long-term borrowings.................................................(1,202)....(29,700)..................
           Increase (decrease) in net borrowings under short-term bank facilities.............(695)......4,194
                                                                                      -------------------------
           Net cash provided by financing activities.........................................2,001.....(18,387)..................
EFFECT OF FOREIGN CURRENCY EXCHANGE RATES ON CASH AND
           CASH EQUIVALENTS.................................................................(3,714).......(502)..................
                                                                                      -------------------------
Increase (decrease) in cash and cash equivalents.............................................1,184.......9,445...................
                                                                                      -------------------------
Balance of cash and cash equivalents at beginning of period.................................$6,795......$6,306...................
                                                                                      -------------------------
Balance of cash and cash equivalents at end of period.......................................$7,979.....$15,751...................
                                                                                      =========================
                                                                                                             0

          (Acquisition net of cash acquired (divestitures, net of cash sold) (a)                             0
           0 Assets and liabilities of a subsidiary at date of acquisition:
                 Working capital, excluding cash and cash equivalents...........................36...........-
                 Property, equipment, investments and other assets..............................22...........-
                  Long-term liabilities......................................................................-
                  Defferd tax liabilities....................................................................-
                                                                                      -------------------------
                                                                                                58
           Minority Interest....................................................................10           -
           Increase (Decrease) of other investments.........
           Excess of cost over fair value upon acquisition....................................................
           ----------------------------------------------------------------------------------------------------
           Cash sold and cash paid for acquisitions, net of cash acquired......................68......       -
                                                                                      =========================

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                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                               (US $ in thousands)

                                                                                      Accumulated
                                        Share capital         Additional                 other
                                       Common        Amount   Paid in     Retained  comprehensive     Treasurys       Total
                                       Shares                 Capital     Earnings   income (loss)       stock
                                   -------------------------  -----------------------------------------------------------------
Balance at December 31, 1998.........6,360,080 $      3,564 $  19,090 $   12,435     $ (2,968)      $ (1,222)     $  30,899
Changes during 1998:
Common stock repurchased............  (113,211)                                                         (553)         (553)
                                                                                                                   ------------
Comprehensive Income:
Net income......................................                           2,330                                       2,330
Other comprehensive income:
Translation adjustments...............                                                 (4,262)                        (4,262)
Unrealized losses on marketable securities..                                             (128)                          (128)
                                                                                                                   ------------
Comprehensive Income                                                                                                   (2,060)
                                   ------------  -----------  ----------  ---------  ---------------  -----------  ------------
Balance at December 31, 1999.........6,246,869 $      3,564 $    19,090 $   14,765 $   (7,358)      $   (1,775) $      28,286
                                                                                                                   ------------
Changes during 1999:
Stock options exercised..................2,000            1          12                                                     13
Excess of cost over equity acquired                                           -164                                        -164
Comprehensive Income:
Net income......................................                             1,084                                       1,084
Other comprehensive income:
Translation adjustments...............                                                  (2,471)                         (2,471)
Unrealized losses on marketable securities..                                               727                             727
Comprehensive Income                                                                                                      (660)
                                   ------------  -----------  ----------  ---------  ---------------  -----------  ------------
Balance at December 31, 2000.........6,248,869 $      3,565 $    19,102 $   15,685 $    (9,102)   $     (1,775)  $      27,475
Changes during 2001:
Common stock repurchased............  (18,902)                                                            (132)          (132)
                                                                                                                   ------------
Stock options exercised.................33,333           14         153                                                    167
Comprehensive Income:
Dividend                                                                   (14,017)                                    (14,017)
Net income......................................                            29,749                                      29,749
Other comprehensive income:
Translation adjustments...............                                                    (1,610)                       (1,610)
Unrealized profit on marketable securities..                                                 677                           677
                                                                                                                   ------------
Comprehensive Income                                                                                                    28,816
                                   ------------  -----------  ----------  ---------  ---------------  -----------  ------------
Balance at September 30, 2001 .......6,263,300.$..... 3,579 $    19,255 $   31,417 $        (10,035)$     (1,907)$      42,309
                                   ============  ===========  ==========  =========  ===============  ===========  ============
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Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has  duly  caused  this  report  to  be  signed  on  its  behalf  by undersigning, thereunto duly authorized.





                                    ICTS INTERNATIONAL N.V.

Date :  November 13, 2001           By : /s/  Steffan Vermulen
                                    Name :    Steffan Vermulen
                                    Title:   Chief Financial Officer